EXHIBIT 2

AGRIUM INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

For the Three and Six Months Ended June 30, 2007

(Unaudited)

AGRIUM INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

For the Three and Six Months Ended June 30, 2007

(Unaudited)

The interim consolidated financial statements of Agrium Inc. (the Corporation or Agrium) as at June 30, 2007, and for the three and six months ended June 30, 2007, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to interim financial reporting. Such principles differ in certain material respects from accounting principles applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). For further information regarding such differences, reference should be made to note 28 to the Corporation’s 2006 consolidated financial statements included in the Corporation’s 2006 Annual Report on Form 40-F and to the Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2006, 2005 and 2004.

In management’s opinion, the interim consolidated financial statements and this interim reconciliation with U.S. GAAP include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods.

If U.S. GAAP were applied, the net earnings and comprehensive income in each period presented would be as follows:

CONSOLIDATED STATEMENTS OF OPERATIONS
(millions of US dollars, except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net earnings, Canadian GAAP	229	142	218	94
Adjustments
- Derivative instruments and hedging activities, net of tax (a)	-	3	-	-
- Other, net of tax	-	-	(2)	-
Net earnings, U.S. GAAP	229	145	216	94
Earnings per common share, U.S. GAAP
- Basic	1.71		1.63
- Diluted	1.70		1.63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions of US dollars, except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net earnings, U.S. GAAP	229	145	216	94
Change in unrealized (losses) gains on derivative instruments, net of tax (a)	(8)	(3)	5	(3)
Change in realized (losses) on derivative instruments, net of tax (a)	(5)	-	-	-
Change in foreign currency translation adjustment (b)	35	29	36	28
Change in funded status of the defined benefit plans, net of tax (c)	1	-	(49)	-
Change in available for sale assets	(1)	-	(1)	-
Comprehensive income, U.S. GAAP	251	171	207	119

AGRIUM INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

For the Three and Six Months Ended June 30, 2007

(Unaudited)

The cumulative effect of these adjustments on shareholders’ equity of the Corporation is as follows:

(millions of US dollars)	June 30, 2007	December 31, 2006
Shareholders’ equity, Canadian GAAP	1,495	1,233
Unrealized gains on derivative instruments, net of tax (a)	-	5
Realized gains on derivative instruments included in inventory, net of tax (a)	-	1
Funded status of defined benefit plans, net of tax (c)	(49)	(50)
Other, net of tax	(11)	(9)
Shareholders’ equity, U.S. GAAP	1,435	1,180

Description of significant differences:

a)

Derivative instruments and hedging activities – The Corporation accounts for its derivative instruments under Canadian GAAP as described in notes 1 and 24 to the 2006 annual consolidated financial statements. Under U.S. GAAP, generally all derivative instruments must be recognized as assets or liabilities on the balance sheet and measured at fair value. Any change in fair value of a derivative instrument that qualifies as a cash flow hedge is initially included in the determination of comprehensive income (loss) and classified in shareholders’ equity. The gain or loss is subsequently included in earnings in the period when the hedged item affects earnings. Any amount of ineffectiveness present in qualifying hedging relationships, the changes in fair value of the derivatives excluded from the effectiveness assessment, and any changes in the fair value of the derivatives that do not qualify for hedge accounting are recognized in earnings immediately. Effective January 1, 2007, the Corporation adopted the new Canadian standards dealing with recognition and measurement of financial instruments and hedging relationships, which eliminated these accounting differences effective January 1, 2007.

b)

Foreign currency translation adjustment – Under U.S. GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are recorded as a separate component of comprehensive income (loss). Prior to the adoption of the new Canadian standards dealing with financial instruments, hedging activities and comprehensive income on January 1, 2007, under Canadian GAAP such gains and losses were included in a separate component of shareholders’ equity referred to as cumulative translation adjustment. The adoption of the new Canadian standards eliminated this difference for all periods presented.

c)

Effective December 31, 2006, the Corporation adopted FAS 158, which requires that the funded status of pension and other post-retirement benefit plans be recognized on the consolidated balance sheets, with changes in that funded status recorded as a component of other comprehensive income (loss).

d)

Joint ventures – Under U.S. GAAP, interests in a joint venture where the venturer does not own more than 50% of the common shares and has a significant influence over the activities of the joint venture are to be accounted for using the equity method. Under Canadian GAAP, such joint ventures would be proportionally consolidated. As permitted by specific exemptions, adjustments to reflect equity accounting have not been made. Application of the equity method would not result in differences to net assets and net earnings.

AGRIUM INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

For the Three and Six Months Ended June 30, 2007

(Unaudited)

Accounting Pronouncements Adopted in the Last Six Months

Accounting for Uncertainty in Income Taxes

The Corporation adopted FASB Interpretation No. 48 (FIN 48) “Accounting for Uncertainty in Income Taxes” on January 1, 2007. The implementation of the provisions of FIN 48 did not have a material impact on the Corporation and consequently no adjustment to the January 1, 2007 retained earnings balance was required.

At June 30, 2007, the Corporation had approximately $66-million of unrecognized tax benefits that, if recognized, would favourably affect the Corporation’s effective tax rate in future periods. The Corporation does not anticipate any material changes to the balance of unrecognized tax benefits during the next twelve months. The Corporation’s practice is to recognize interest and penalties related to income tax uncertainties in income tax expense. Included in the above amount of unrecognized tax benefits at June 30, 2007 is interest expense of $16-million.

The Corporation and its subsidiaries are subject to federal, regional and local taxes in Canada, the United States, Argentina and in other international jurisdictions in which the Corporation operates. The Corporation has substantially concluded Canadian income tax matters to taxation year 2000, United States income tax matters to taxation year 2000, and Argentine income tax matters to taxation year 2000.

Planned Major Maintenance Activities

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities”. This standard prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities, and was effective for the Corporation on January 1, 2007. The adoption of this standard did not have a material impact on the Corporation.

Accounting for Certain Hybrid Financial Instruments

FASB Statement No. 155 “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140” (SFAS 155) was effective for the Corporation on January 1, 2007. SFAS 155 permits fair value remeasurement of any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. The adoption of this standard did not have a material impact on the Corporation.

Recent Accounting Pronouncements Issued and Not Yet Adopted

Fair Value Measurements

FAS 157 “Fair Value Measurements” establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. FAS 157 is effective for the Corporation for January 1, 2008. The Corporation is currently evaluating the impact that this standard will have on its consolidated financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

FAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” allows entities to voluntarily choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value (the “fair value option”). If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. FAS 159 is effective for the Corporation on January 1, 2008. The Corporation is currently evaluating the impact that this standard will have on its consolidated financial statements.